UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34958

CHINA XINIYA FASHION LIMITED
NEW YORK STOCK EXCHANGE
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

6th Floor, Building 1, Hubei Daily Culture Creative Industry Park,

No. 181 Donghu Road, Wuchang District, Wuhan City,

Hubei Province, the People’s Republic of China, 443000

+86 27 88569912

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Ordinary Shares, par value US$0.00005 per share*

American Depositary Shares, each representing forty-eight ordinary shares

(Description of class of securities)

*Not for trading, but only in connection with the registration of American Depositary Share

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, China Xiniya Fashion Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

China Xiniya Fashion Limited

Date: January 8, 2018	By:	/s/ Chee Jiong Ng
	Name:	Chee Jiong Ng
	Title:	Chief Financial Officer